Filed pursuant to Rule 433 Registration Statement 333-234067 Relating to Preliminary Prospectus Supplement dated September 22, 2020

Republic of Panama

U.S.$1,250,000,000 2.252% Global Bonds due 2032

September 22, 2020

Final Term Sheet

Issuer:	Republic of Panama (“Panama”)

Transaction:	2.252% Global Bonds due 2032 (the “Offered Security”)

Distribution:	SEC Registered

Ranking:	Unsecured

Expected Ratings*:	Baa1/BBB+/BBB by Moody’s, S&P, and Fitch (stable from Moody’s and negative for S&P and Fitch)

Amount Issued:	U.S.$1,250,000,000 aggregate principal amount

Coupon:	2.252% (30/360 day count basis)

Maturity:	September 29, 2032

Offering Price:	100.000% of principal amount plus accrued interest, if any, from September 29, 2020

Gross Proceeds to the Issuer (before deducting underwriting fees and other offering expenses):	U.S.$1,250,000,000

Yield to Maturity:	2.252%

Spread to Benchmark Treasury:	158 basis points

Benchmark Treasury:	T 0.625% due August 15, 2030

Benchmark Treasury Price and Yield:	99-17+; 0.672%

Listing and Trading:	Application will be made to list the Offered Securities on the Official List of the Luxembourg Stock Exchange and to have the Offered Securities admitted to trading on the Euro MTF Market.

Optional Redemption:	Prior to June 29, 2032 (three months prior to the maturity date of the 2032 Global Bonds), the 2032 Global Bonds will be redeemable, in whole or in part, at any time and from time to time, at Panama’s option, on not less than 30 nor more than 60 days’ notice, at a redemption price equal to the greater of (1) 100% of the principal amount of the 2032 Global Bonds being redeemed and (2) the sum of the present values of the remaining scheduled payments of principal and interest on the 2032 Global Bonds being redeemed (excluding the portion of any such interest accrued to the redemption date) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Yield (as defined in the preliminary prospectus supplement), plus 25 basis points, plus accrued and unpaid interest and additional amounts, if any, to, but excluding, the redemption date.

At any time on or after June 29, 2032 (three months prior to the maturity date of the 2032 Global Bonds), the 2032 Global Bonds will be redeemable, in whole or in part at any time and from time to time, at Panama’s option, on not less than 30 nor more than 60 days’ notice, at a redemption price equal to 100% of the principal amount of the 2032 Global Bonds to be redeemed, plus accrued and unpaid interest and additional amounts, if any, to, but excluding, the date of redemption.

Use of Proceeds:	Panama will use the proceeds from the Offered Securities, for general budgetary purposes and liability management transactions

Governing Law:	State of New York

Underwriting Fee:	0.065%

Form:	Book-Entry Only, registered in the name of Cede & Co., as the nominee of DTC

Denominations:	U.S.$200,000 and integral multiples of U.S.$1,000 in excess thereof.

Interest Payment Dates:	March 29 and September 29

First Coupon Payment Date:	March 29, 2021

Settlement Date:	September 29, 2020 (T + 5)

CUSIP/ISIN:	698299 BN3/US698299BN37

Under the terms and subject to the conditions contained in an Underwriting Agreement incorporated by reference in the Terms Agreement, dated September 22, 2020, Citigroup Global Markets Inc. and Goldman Sachs & Co. LLC as the underwriters have agreed to purchase and the Republic of Panama has agreed to sell to the underwriters, the principal amount of the Offered Securities indicated below:

Underwriters:

Citigroup Global Markets Inc.	U.S.$625,000,000
Goldman Sachs & Co. LLC	U.S.$625,000,000
Total	U.S.$1,250,000,000

The following definition supersedes the “Comparable Treasury Issue” definition on page S-17 of the preliminary prospectus supplement.

“Comparable Treasury Issue” means the United States Treasury security or securities selected by an Independent Investment Banker appointed by Panama as having an actual or interpolated maturity comparable to the remaining term of the 2032 bonds, or such other maturity as would be utilized at the time of selection and in accordance with customary financial practice, in pricing new issues of investment grade debt securities of comparable maturity to the remaining term of the 2032 bonds.

*

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time. Each securities rating should be evaluated independent of each other securities rating.

A preliminary prospectus supplement of the Republic of Panama accompanies the free-writing prospectus and is available from the SEC’s website at https://www.sec.gov/Archives/edgar/data/76027/000119312520250706/d83953d424b3.htm .

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the Securities and Exchange Commission for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling, toll-free, Citigroup Global Markets Inc. at +1 (800) 831-9146 or Goldman Sachs & Co. LLC at +1 (800) 828-3182.

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